# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Kimbell Royalty Partners, LP, CIK 0001657788
CUSIP: 49435R102
Title of class of securities: Common Units Representing Limited Partner Interests
Address of issuer's principal executive offices: 777 Taylor Street, Suite 810, Fort Worth, Texas (TX), 76102
Date of event which requires filing of this statement: 02/17/2026
Filed by CIK 0001695451
Persons authorized to receive notices and communications: Brenda Cline, 3230 Camp Bowie Boulevard, Suite 600, Fort Worth, Texas (TX), 76107, (817) 336-6100

## Reporting persons
- Kimbell Art Foundation (CIK 0001695451): type of reporting person: corporation (CO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 5,135,020; shared voting power 0; sole dispositive power 5,135,020; shared dispositive power 0; aggregate amount beneficially owned 5,135,020 (4.8% of the class)
  Comment: Lines 7 and 9: Includes 5,135,020 common units representing limited liability company interests ("OpCo Common Units") of Kimbell Royalty Operating, LLC, a Delaware limited liability company, which, together with an equal number of Class B common units representing limited partner interests ("Class B Units") of the Issuer, are exchangeable on a one-for-one basis for Common Units.
  
  Line 13: Based on 107,888,028 Common Units, which consists of 93,396,488 Common Units plus 14,491,540 Common Units that may be received upon exchange of an equal number of OpCo Common Units and Class B Units, each outstanding as of October 31, 2025, which is the most recent date that the Issuer has reported such information. The Reporting Person has ceased to be the beneficial owner of more than five percent (5%) of the shares of the Issuer's Common Units outstanding. The filing of this Amendment constitutes an exit filing for the Reporting Person.

## Item 1. Security and Issuer
Title of class of securities: Common Units Representing Limited Partner Interests
Name of issuer: Kimbell Royalty Partners, LP
Address of issuer's principal executive offices: 777 Taylor Street, Suite 810, Fort Worth, Texas (TX), 76102

## Item 4. Purpose of Transaction
Purpose of transaction: This Amendment No. 7 (this "Amendment") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") originally on February 17, 2017, as amended and restated on September 1, 2017, August 3, 2018, October 4, 2018, November 29, 2018, December 31, 2018, September 21, 2021 (together with this Amendment, the "Schedule 13D"), on behalf of Kimbell Art Foundation, a Texas non-profit corporation ("KAF" or the "Reporting Person"), with respect to the common units representing limited partner interests ("Common Units") of Kimbell Royalty Partners, LP, a Delaware limited partnership (the "Issuer"). This Amendment is the final amendment to the Schedule 13D and constitutes an "exit filing" for the Reporting Person.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 4.8%
Number of shares as to which each person has sole or shared power to vote or dispose: 5,135,020
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of the date hereof, the Reporting Person is no longer the beneficial owner of more than 5% of the Issuer's Common Units outstanding. The filing of this Amendment constitutes an exit filing for the Reporting Person.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Joint Filing Agreement, dated as of February 17, 2017, by and among Ben J. Fortson and the Reporting Person (filed as Exhibit 99.1 to the Reporting Person's Schedule 13D filed with the SEC on February 17, 2017 and incorporated herein in its entirety by reference).

99.2 Executive Officers and Directors of KAF (filed as Exhibit 99.2 to the Reporting Person's Schedule 13D filed with the SEC on August 3, 2018 and incorporated herein in its entirety by reference).

99.3 Contribution, Conveyance, Assignment and Assumption Agreement, dated as of December 20, 2016, by and among the Issuer, the General Partner, Kimbell Intermediate GP, LLC, Kimbell Intermediate Holdings, LLC, Kimbell Royalty Holdings, LLC and the other parties named therein (filed as Exhibit 2.1 to the Issuer's Registration Statement on Form S-1 (File No. 333-215458), as amended, initially filed with the SEC on January 6, 2017 and incorporated herein in its entirety by reference).

99.4 First Amended and Restated Limited Liability Company Agreement of the General Partner, dated as of February 8, 2017 (filed as Exhibit 3.2 to the Issuer's Current Report on Form 8-K filed with the SEC on February 14, 2017 and incorporated herein in its entirety by reference).

99.5 Recapitalization Agreement, dated as of July 24, 2018, by and among KAF, the other Exchange Right Holders, the Issuer, the General Partner, the Operating Company and Haymaker Resources, LP (filed as Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the SEC on July 27, 2018 and incorporated herein in its entirety by reference).

99.6 Exchange Agreement, dated as of September 23, 2018, by and among Haymaker Minerals & Royalties, LLC, EIGF Aggregator III LLC, TE Drilling Aggregator LLC, Haymaker Management, LLC, Kimbell Art Foundation, Kimbell Royalty Partners, LP, Kimbell Royalty GP, LLC and Kimbell Royalty Operating, LLC (filed as Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the SEC on September 25, 2018 and incorporated herein in its entirety by reference).

99.7 Fifth Amended and Restated Agreement of Limited Partnership of Kimbell Royalty Partners, LP, dated as of September 13, 2023 (incorporated by reference to Exhibit 3.1 to Kimbell Royalty Partners, LP's Current Report on Form 8-K filed September 13, 2023 and incorporated herein by reference).

99.8 Third Amended and Restated Limited Liability Company Agreement of Kimbell Royalty Operating, LLC, dated as of September 13, 2023 (incorporated by reference to Exhibit 3.2 to Kimbell Royalty Partners, LP's Current Report on Form 8 K filed on September 13, 2023 and incorporated herein by reference).

99.9 Purchase and Sale Agreement, dated as of November 20, 2018, by and among Rivercrest Capital Partners LP, Kimbell Art Foundation, Cupola Royalty Direct, LLC, Rivercrest Royalties Holdings II, LLC, Kimbell Royalty Partners, LP and Kimbell Royalty Operating, LLC (filed as Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the SEC on November 23, 2018 and incorporated herein in its entirety by reference).

99.10 Registration Rights Agreement, dated as of December 20, 2018, by and among Rivercrest Capital Partners LP, Kimbell Art Foundation, Cupola Royalty Direct, LLC, Rivercrest Royalties Holdings II, LLC and Kimbell Royalty Partners, LP (filed as Exhibit 4.1 to the Issuer's Current Report on Form 8-K filed with the SEC on December 28, 2018 and incorporated herein in its entirety by reference).

## Signatures
- Kimbell Art Foundation: /s/ Brenda Cline, Chief Financial Officer (02/17/2026)